Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-03788

Date: November 10, 2004

THE FOLLOWING IS INFORMATION MADE AVAILABLE ON WWW.SHELL.COM
BEGINNING ON NOVEMBER 10, 2004.

SUPPLEMENTAL QUESTION & ANSWER
RELATING TO RESTRUCTURING

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN
WHOLE OR IN PART INTO CANADA OR JAPAN

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM
MAATSCHAPPIJ (“ROYAL DUTCH”) AND THE
“SHELL” TRANSPORT AND TRADING COMPANY
(“ST&T”)

QUESTION & ANSWER RELATING TO
RESTRUCTURING

DEFINITIONS

Defined terms used in this document have the meaning ascribed to them in the press release dated 28 October 2004 which for ease of reference are set out below:

“ADR”	American Depositary Receipt.

“AGM”	Annual General Meeting.

“Group”	the Royal Dutch / Shell Group of Companies.

“Royal Dutch”	N.V. Koninklijke Nederlandsche Petroleum Maatschappij.

“Scheme”	the acquisition of ST&T by Royal Dutch Shell plc pursuant to a Scheme of Arrangement under section 425 of the UK Companies Act 1985.

“ST&T”	The “Shell” Transport and Trading Company.

“Tender Offer”	a public exchange offer by Royal Dutch Shell plc for the Royal Dutch ordinary shares.

“Transaction”	the unification of Royal Dutch and ST&T under one new parent company, Royal Dutch Shell plc.

QUESTION & ANSWER

Q. Why are ST&T shareholders only getting 0.2874 Royal Dutch Shell plc shares per existing ordinary share held when a Royal Dutch holder is getting 2?

A. Royal Dutch currently owns 60% of the Group and ST&T currently owns 40%. Accordingly, the terms of the Transaction are expected to provide that Royal Dutch shareholders will be offered 60% of the issued ordinary shares of Royal Dutch Shell plc and ST&T shareholders will be offered 40%.

Royal Dutch currently has 2,074.4 million shares in issue and ST&T has 9,624.9 million shares in issue. This means one Royal Dutch share currently represents the same interest in the Group as 6.96 ST&T shares.

The terms of the Transaction are expected to provide that Royal Dutch shareholders will be offered 2 Royal Dutch Shell plc shares for each Royal Dutch share they own. Therefore, as each Royal Dutch share currently represents the same interest in the Group as 6.96 ST&T shares, ST&T shareholders are expected to be offered 0.2874 Royal Dutch Shell plc shares for each ST&T share held (calculated on the basis of the current number of Royal Dutch and ST&T shares in issue). [2 / 6.96 = 0.2874]

The proposed share exchange terms, described above, are expected to provide that both Royal Dutch and ST&T shareholders will be offered shares in Royal Dutch Shell plc representing the same interest in the Group following implementation of the Transaction as their current holdings represent immediately prior to implementation.

LEGAL INFORMATION

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed Transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed Transaction being satisfied (including the failure of Royal Dutch and ST&T shareholders to approve the proposed Transaction); the costs related to the proposed Transaction; the failure of the proposed Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell plc shares; the accounting implications of the proposed Transaction; tax treatment of dividends paid to shareholders and other factors affecting the Group businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from re-categorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell plc, Royal Dutch and ST&T undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise. The distribution of this document in, into or from any jurisdiction other than The Netherlands, the United Kingdom and the USA may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements.

The proposals will not be made, directly or indirectly, in or into or by the use of the mails or any other means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities or from or within Japan. The proposals are not being made to residents of Japan. The proposals may or may not be made to any person or company in Canada and Australia depending on the availability of exemptions from relevant regulations or the number of shareholders and their respective shareholdings in those jurisdictions. The decision whether or not to make the proposals available in Canada or Australia is at the sole discretion of Royal Dutch Shell, Royal Dutch and ST&T. This document does not constitute an offer or invitation to subscribe for securities. If the proposals described in this document are ultimately implemented, to the extent that a decision is made to extend the proposals, and any attendant offer or invitation to subscribe for securities, to Australian resident security holders of Royal Dutch or ST&T, any action that might be taken by such Australian residents in response to that extension will only be permitted to be done in accordance with the terms and instructions detailed in the formal proposal documentation.

This document and other documents related to the proposals may not be electronically provided to nor accessed by residents of Canada or Japan. Copies of this document and any other documents related to the proposal, are not being and must not be mailed or otherwise distributed or sent to any person or company in or into or from Canada or Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the proposals must not distribute or send it to any person or company in, into or from Canada or Japan.

This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or Royal Dutch. The ST&T shareholders are urged to read the scheme document and listing particulars and the Royal Dutch shareholders are urged to read the offer document and the prospectus when they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus will be available in due course.

The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell plc, to all ordinary shareholders of Royal Dutch. You are urged to carefully review (i) the Royal Dutch offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell plc, (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Royal Dutch, regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in the Netherlands or filed with the SEC and (ii) other documents made public in the Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch, and ST&T at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

All investment is subject to risk. The value of the Royal Dutch Shell plc shares may go down as well as up. Past performance is no guarantee for future returns. Investors and security holders of Royal Dutch and ST&T are advised to seek expert financial advice before making any decisions as regards the Royal Dutch exchange offer or the ST&T scheme of arrangement.